Exhibit 12.1
Alon Refining Krotz Springs, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor		Combined(A)	Predecessor
	Nine Months
	Ended
	September 30,		Year Ended December 31,
	2009		2008	2007		2006		2005
	(Unaudited)		(Unaudited)
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) before income tax expense (benefit)	$7,040		$(66,540)	$50,870		$119,230		$173,494
Add:
Fixed charges	39,706		25,517	1,168		1,156		1,052

Total earnings	$46,746		$(41,023)	$52,038		$120,386		$174,546

Fixed charges:
Interest expense	$38,776		$24,382	$—		$—		$—
Rental expense interest factor	930		1,135	1,168		1,156		1,052

Total fixed charges	$39,706		$25,517	$1,168		$1,156		$1,052

Ratio of earnings to fixed charges	1.2	x	(B )	44.6	x	104.1	x	165.9	x

(A)	The ratio of earnings to fixed charges for 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008 with the successors audited financial statements for the six months ended December 31, 2008.

(B)	For the year ended December 31, 2008, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $66.5 million.